UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Oshkosh Corporation
(Exact Name of the Registrant as Specified in Charter)

Wisconsin	1-31371
(State or Other Jurisdiction)	(Commission file number)

1917 Four Wheel Drive, Oshkosh, Wisconsin	54902
(Address of Principal Executive Offices)	(Zip Code)

Ignacio A. Cortina Executive Vice President, Chief Legal Officer and Secretary	(920) 502-3023

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January I to December 31, 2023.
☐	Rule 13q-l under the Securities Exchange Act (17 CFR 240.13q-l) for the fiscal year ended ______.

Section 1 - Conflict Minerals Disclosure

 Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

Conflict Minerals Disclosure
Oshkosh Corporation is providing a Conflict Minerals Report as Exhibit 1.01 hereto, and it is publicly available at www.oshkoshcorp.com under the "Investors" section and within the "SEC Filings" tab.
Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
OSHKOSH CORPORATION
By: /s/Ignacio A. Cortina
Ignacio A. Cortina
Executive Vice President, Chief Legal Officer and Secretary              Date: May 31, 2024